CHISTE CORPORATION
                       936A BEACHLAND BOULEVARD, SUITE 13
                              VERO BEACH, FL 32963
                                 (772) 231-7544
                               (772) 231-5947 FAX

                                  June 16, 2005


VIA EDGAR AND FACSIMILE
-----------------------

Mara L. Ransom, Esq.
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

                  Re:      Chiste Corporation
                           Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder Filed May 31, 2005 File Number 5-61797

Dear Ms. Ransom:

      On behalf of Chiste Corporation (the "Company"), we respond as follows to the Staff's comments received on June 13, 2005 under letter dated June 10, 2005 relating to the above-captioned Information Statement. Captions and page references herein correspond to those set forth in your letter. Please note that for the Staff's convenience, we have recited each of the Staff's comments and provided the Company's response to each comment immediately thereafter.

                              INFORMATION STATEMENT
                              ---------------------

1. PLEASE ELABORATE UPON THE AMOUNT AND SOURCE OF CONSIDERATION USED TO EFFECT THE CHANGE OF CONTROL TRANSACTION. SPECIFICALLY, WHILE WE NOTE THAT SHARES OF SERIES B CONVERTIBLE PREFERRED STOCK WERE ISSUED PURSUANT TO THE TERMS OF THE EXCHANGE AGREEMENT, IT IS NOT CLEAR HOW MANY SHARES WERE ISSUED OR IN WHAT PROPORTION TO EACH MEMBER OF HYDROGEN. SEE ITEM 6(E) OF SCHEDULE 14A.

      The transactions contemplated under the Exchange Agreement were not completed as of the filing of the Information Statement and have not been consummated to date. There are number of conditions to closing of the exchange transaction, including a minimum amount of funds being raised in certain private placements. There is no assurance that the conditions will be satisfied or that the transactions will be closed. We have disclosed in the Information Statement the pending nature of the exchange transaction and the significant conditions to closing. The Exchange Agreement was also attached as an exhibit to our Current Report filed on Form 8-K with the SEC on May 18, 2005.

Mara L. Ransom, Esq.
June 16, 2005
Page 2


      The exact number of shares of Series B Preferred Stock to be issued in the exchange transaction will depend on the amount of funds raised under the private placements. However, as stated in the Information Statement, assuming all conditions are satisfied, Chiste will, in all cases, issue shares of Series B Preferred Stock representing 95.175% of its outstanding common stock on an fully diluted and as converted basis.

      We believe our disclosures in the Information Statement are adequate and appropriate based on the current status of the exchange transaction. Upon closing of the exchange transaction, Chiste intends to file a Current Report on Form 8-K, in the time required by SEC rules, which will provide the specific numbers of shares of Series B Preferred Stock issued with respect to the exchange transactions, how such shares are allocated to the various parties, and other details of the transaction.

2. WE NOTE YOUR INDICATION THAT THE MANAGEMENT DESIGNATES AND THE KRM FUND DESIGNATES ARE EXPECTED TO BE APPOINTED WITHIN 30 DAYS FOLLOWING THE CLOSING. WE PRESUME THAT YOU WILL PROVIDE SHAREHOLDERS WITH THE IDENTITY OF THESE APPOINTEES, ALONG WITH INFORMATION REQUIRED PURSUANT TO ITEM 401 OF REGULATION S-K. PLEASE REVISE TO ADVISE SHAREHOLDERS AS TO HOW AND WHEN THEY WILL BE NOTIFIED OF THIS INFORMATION.

      At the time of filing of the Information Statement, only two new directors have been designated to become members of Chiste's board following the closing of the exchange transaction. At closing, our sole current director will resign. The other three members of the board will be designated following the closing once they are identified. As such, at closing, there will be a change in a majority of our directors whether or not the other three positions are filled at closing.

      Chiste intends to file a Current Report on Form 8-K, in the time required by SEC rules, disclosing the appointment of any new directors following closing.

COMMITTEES OF BOARD OF DOCTORS, PAGE 10
---------------------------------------

3. PLEASE REVISE TO ENSURE THAT YOU HAVE PROVIDED ALL OF THE INFORMATION REQUIRED PURSUANT TO ITEM 7(D) OF SCHEDULE 14A, INCLUDING INFORMATION REGARDING WHETHER OR NOT THE COMPANY HAS STANDING NOMINATING AND COMPENSATION COMMITTEES AND, IF NOT, IN THE CASE OF A NOMINATING COMMITTEE, WHY NOT. SEE ITEM 7(D)(1) AND (2) OF SCHEDULE 14A. PLEASE ALSO ENSURE THAT YOU HAVE PROVIDED THE REQUIRED DISCLOSURE PURSUANT TO ITEMS 7(F) AND (H) OF SCHEDULE 14A.

      Chiste is not a "listed company" under SEC rules and is therefore not required to have a compensation committee or a nominating committee. We do not currently have a compensation committee. Our Board of Directors is currently comprised of only one member, Kevin R. Keating, who is also our sole officer acting as President, Secretary and Treasurer. We have no employees, and no

Mara L. Ransom, Esq.
June 16, 2005
Page 3

operating business activities. Any compensation for our directors and officers must be approved by our Board of Directors.

      Chiste neither has a nominating committee for persons to be proposed as directors for election to the Board of Directors nor a formal method of communicating nominees from shareholders. However, because the management and directors of the Company are the same persons, our Board of Directors has determined not to adopt a formal methodology for communications from shareholders on the belief that any communication would be brought to the Boards' attention by virtue of the co-extensive capacities served by Kevin R. Keating.

      We intend to make any disclosure required by Items 7(d), (f) and (h) of
Schedule 14A in our Annual Report on Form 10-KSB for our fiscal year ended March 31, 2005 to be filed by June 30, 2005. We believe such disclosure is adequate and appropriate for our stockholders based on the nature of the disclosure that maybe required by these items and should be sufficient to rectify any disclosure deficiency with respect to these items in our Information Statement.

SECURITY OWNERSHIP OF CERTAIN BENEFCIAL OWNERS AND MANAGEMENT, PAGE 18
----------------------------------------------------------------------

4. IN THE FUTURE, PLEASE NOTE THAT THE FOOTNOTES TO THE BENEFICIAL OWNERSHIP TABLE SHOULD IDENTIFY THE NATURAL PERSON WHO CONTROLS, I.E. VOTING OR INVESTMENT POWER, THE STOCK OWNED BY ENTITIES LISTED IN THE TABLE. SEE EXCHANGE ACT RULE 13D-3. FOR EXAMPLE, PLEASE DISCLOSE WHO HAS CONTROL OVER THE COMMON STOCK OWNED BY KEATING REVERSE MERGER FUND, LLC AND AZTORE HOLDINGS, INC.

      We intend, in the future, to disclose the natural persons who control, i.e. voting or investment power, the stock owned by entities listed in our beneficial ownership table. We do not view any disclosure deficiency in our Information Statement with respect to this item to be material, especially since Keating Reverse Merger Fund, LLC and Aztore Holdings, Inc. will not be 5% or more stockholders following the closing of the exchange transaction.

                         FORM 8-K FILED ON MAY 18, 2005
                         ------------------------------

5. WE NOTE THAT THIS DOCUMENT WAS FILED PURSUANT TO ITEMS 1.01 AND 9.01 OF FORM 8-K. IN LIGHT OF THE CHANGE IN CONTROL OF THE ISSUER, IT WOULD APPEAR THAT ITEMS
5.01 AND 5.02 ARE ALSO APPLICABLE AND, BECAUSE OF THE ISSUANCE OF THE SERIES B PREFERRED STOCK, ITEM 3.02 IS ALSO APPLICABLE TO THIS CHANGE OF CONTROL TRANSACTION. PLEASE REVISE TO FILE AN AMENDED FORM 8-K REFLECTING THESE ADDITIONAL ITEMS AND THE RELATED DISCLOSURE, OR TELL US WHY YOU BELIEVE THOSE ITEMS ARE NOT APPLICABLE TO THIS TRANSACTION. PLEASE ALSO RE-FILE THE DOCUMENT ON EDGAR TO REVISE YOUR DISCUSSION UNDER ITEM 9.01 IN THE AMENDED FORM 8-K TO INDICATE WHEN YOU WILL FILE THE REQUIRED FINANCIAL STATEMENTS IN CONNECTION WITH THE BUSINESS ACQUIRED IN THE CHANGE OF CONTROL TRANSACTION, OR TELL US WHY YOU BELIEVE SUCH INFORMATION IS NOT NECESSARY. SEE ITEM 9.01(A)(4) OF FORM 8-K.

      The above-referenced Form 8-K was filed to disclose Chiste's entry into a material contract. The closing of the exchange transaction disclosed therein is subject to a number of conditions. Since the closing has not occurred, there has not been a change of control. Upon the closing of the exchange transaction, we intend to file a comprehensive Current Report on Form 8-K, in the time required by SEC rules, with all required items on Form 8-K, including Items 3.02, 5.01, 5.02, and 9.01. As such, we do not believe it is appropriate to file an amendment to the Form 8-K filed on May 18, 2005.

      The Company acknowledges that:

      o The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

      o Staff comments or changes to disclosures in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

      o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      If you have nay further questions or comments based on our response set forth above, please kindly contact me as soon as possible.


                                          Very truly yours,


                                          /s/ Kevin R. Keating
                                          --------------------
                                          Kevin R. Keating
                                          President and Director